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                                                                Exhibit 26(d)(5)

LEVEL TERM INSURANCE AGREEMENT

This agreement is a part of the policy    DOES THIS AGREEMENT PROVIDE CASH
to which it is attached. It is subject    VALUES OR LOAN VALUES?
to all the terms and conditions of
the policy. This agreement is             No. This agreement does not provide
effective as of the original policy       any cash values or loan values.
date of this policy unless a different
effective date is shown on the policy     CAN YOU RENEW OR CONVERT THE
data pages.                               ADDITIONAL TERM INSURANCE PROVIDED
                                          BY THIS AGREEMENT?
WHAT DOES THIS AGREEMENT PROVIDE?
                                          The additional term insurance
This agreement provides additional        provided by this agreement will
one-year level term insurance payable     automatically be renewed annually
at the death.                             until the date shown on your data
                                          pages. The additional term insurance
WHAT IS THE AMOUNT OF THE                 provided by this agreement may not
INSURANCE?                                be converted.

The amount of term insurance is           IS THIS AGREEMENT SUBJECT TO THE
shown on the policy data pages.           INCONTESTABILITY AND SUICIDE
                                          PROVISION OF THE POLICY?
WHAT IS THE CHARGE FOR THIS
AGREEMENT?                                Yes. Those provisions apply to this
                                          agreement. The contestable and
The monthly charge for this               suicide periods will be measured from
agreement is a cost of insurance rate     the effective date of this agreement.
multiplied by the amount of insurance
provided by this agreement. The           WHEN WILL THIS AGREEMENT TERMINATE?
monthly cost of insurance rates may
increase as the ages of the insureds      This agreement will terminate on the
increase. If the rates used to            earliest of:
determine the monthly charge are
adjusted, any such adjustment will be        (1)  the date this policy is
based on future estimated or                      surrendered or otherwise
emerging mortality experience as well             terminates; or
as profit considerations. Those
experience factors that could cause a        (2)  the date we receive your
change in the rates are interest,                 written request to cancel this
mortality, persistency, taxes, and                agreement; or
expenses. The maximum monthly
cost of insurance rates are shown on         (3)  the the date shown on your
the policy data pages.                            data pages.

WHEN AND TO WHOM WILL WE PAY THE          CAN THIS AGREEMENT BE REINSTATED?
DEATH BENEFIT FOR THIS AGREEMENT?
                                          Yes. If the policy to which this
If we receive proof satisfactory to       agreement is attached is reinstated in
us of the death while this agreement      accordance with its provisions, this
is in effect, we will pay to the          agreement may also be reinstated
beneficiary as part of the death          under the following conditions:
proceeds under the policy, the death
benefit for this agreement.                  (1)  we receive written request
                                                  from you; and
CAN THE AMOUNT OF INSURANCE BE
CHANGED AFTER ISSUE?                         (2)  your request to reinstate this
                                                  agreement is approved prior
Yes. You may request the amount of                to the date shown on your
insurance to be decreased. However,               data pages.
increases in the amount of insurance
are not allowed.

                                         [Gary R. Christensen     Robert Senkler
                                              Secretary]            President]

ICC14-20012       Term Insurance Agreement      Minnesota Life Insurance Company